Exhibit 99.1

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB00BN4HT335

Issuer Name

INDIVIOR PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

Two Seas Capital LP

City of registered office (if applicable)

Rye

Country of registered office (if applicable)

United States

4. Details of the shareholder

Name	City of registered office	Country of registered office
Two Seas Global (Master) Fund LP	George Town	Cayman Islands
Two Seas Litigation Opportunities Fund LLC	Wilmington	United States

5. Date on which the threshold was crossed or reached

09-Jun-2023

6. Date on which Issuer notified

13-Jun-2023

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	9.950000	0.000000	9.950000	13718919
Position of previous notification (if applicable)	10.016026	0.000000	10.016026

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BN4HT335		13718919		9.950000
Sub Total 8.A	13718919		9.950000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/ conversion period	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/ conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Sina Toussi
Two Seas Capital LP	Two Seas Litigation Opportunities Fund LLC	9.291397		9.291397%
Two Seas Capital LP	Two Seas Global (Master) Fund LP	0.658603		0.658603%

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

13-Jun-2023

13. Place Of Completion

New York, United States